UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

SCIVAC THERAPEUTICS INC.
(Name of Issuer)
COMMON SHARES, NO PAR VALUE
(Title of Class of Securities)
783899107
(CUSIP Number)
July 9, 2015
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_]  Rule 13d-1(b)

[X]  Rule 13d-1(c)

[_]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.	783899107

1	Names of Reporting Persons
Michael Brauser
2	Check the appropriate box if a member of a Group (see instructions)
(a) [ ] (b) [ ]
3	Sec Use Only

4	Citizenship or Place of Organization
Florida
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power
3,183,298
	6	Shared Voting Power
58,000,440(1)
	7	Sole Dispositive Power
3,183,298
	8	Shared Dispositive Power
58,000,440(1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person
61,183,738
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)

11	Percent of class represented by amount in row (9)
8.09% (Based on 756,599,439 shares outstanding as of December 21,2015)
12	Type of Reporting Person (See Instructions)
IN

(1). Includes 7,101,244 shares held by Grander Holdings, Inc. of which Mr. Brauser is the President (“Grander Inc.”); 18,945,919 shares held by Grander Holdings, Inc. 401K of which Mr. Brauser is the trustee (“Grander 401K”); 3,234,274 shares held by Birchtree Capital, LLC of which Mr. Brauser is the manager (“Birchtree”); 17,219,003 shares held by Greenstone Capital, LLC of which Mr. Brauser is the manager (“Greenstone”); 10,000,000 shares held by Michael & Betsy Brauser TBE (“MBTBE”) and 1,500,000 shares held by the Betsy and Michael Brauser Charitable Family Foundation of which Mr. Brauser is the director (the “Foundation”).

Item 1.

(a)	Name of Issuer:

SciVac Therapeutics, Inc. (“Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

Gad Feinstein Rd, POB 580

Rehovot, Israel 7610303

Item 2.

(a)	Name of Person Filing:

The statement is filed on behalf of Michael Brauser, Grander Inc., Grander 401K, Birchtree, Greenstone, MBTBE and the Foundation (collectively, the “Reporting Person”).

(b)	Address of Principal Business Office or, if None, Residence:

4400 Biscayne Blvd #850, Miami, FL 33137

(c)	Citizenship:

Michael Brauser is a citizen of the United States. Grander Inc., Grander 401K, Birchtree, Greenstone, MBTBE and Foundation are incorporated in the State of Florida.

(d)	Title and Class of Securities:

Common Shares, no par value

(e)	CUSIP No.:	783899107

Item 3.	If this statement is filed pursuant to Sec.Sec. 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[_]	Broker or dealer registered under Section 15 of the Act;

(b)	[_]	Bank as defined in Section 3(a)(6) of the Act;

(c)	[_]	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	[_]	Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	[_]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	[_]	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	[_]	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	[_]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	[_]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	[_]	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)	[_]	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.             Ownership

(a)           Amount Beneficially Owned: 61,183,738

(b)           Percent of Class:  8.09% (Based on 756,599,439 shares outstanding as of December 30, 2015)

(c)           Number of shares as to which such person has:

(i)                 Sole power to vote or to direct the vote: 3,183,298

(ii)                Shared power to vote or to direct the vote: 58,000,440(1)

        (iii)               Sole power to dispose or to direct the disposition of: 3,183,298

        (iv)                Shared power to dispose or to direct the disposition of: 58,000,440(1)

(1). Includes 7,101,244 shares held by Grander Inc.; 18,945,919 shares held by Grander 401K; 3,234,274 shares held by Birchtree; 17,219,003 shares held by Greenstone; 10,000,000 shares held by MBTBE and 1,500,000 shares held by the Foundation.

Item 5.             Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.             Ownership of more than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.             Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

Not Applicable.

Item 8.	Identification and classification of members of the group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.Dated:  February 23, 2016

By: /s/ Michael Brauser Michael Brauser